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Exhibit 12.1

MEDTRONIC, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

    The ratio of earnings to fixed charges for the quarter ended October 26, 2001, was computed based on Medtronic's current Quarterly Report on Form 10-Q. The ratio of earnings to fixed charges for the fiscal years ended April 27, 2001, April 30, 2000, 1999, 1998, and 1997 was computed based on Medtronic's historical consolidated financial information included in Medtronic's Annual Report on Form 10-K filed on July 26, 2001.

			Year ended April 30,
	Six months ended October 26, 2001	Year ended April 27, 2001(7)
			2000	1999	1998	1997
Earnings:
Income before extraordinary items and cumulative effect of accounting changes	$368.2	$1,046.0	$1,084.2	$466.7	$587.7	$582.0
Income taxes	290.5	503.4	530.6	358.4	316.8	304.4
Minority interest	1.4	1.4	4.4	3.3	2.4	1.8
Amortization of capitalized interest	—	0.1	—	—	—	—
Capitalized interest(2)	—	(3.5)	(0.2)	—	—	—

	$660.1	$1,547.4	$1,619.0	$828.4	$906.9	$888.2

Fixed Charges:
Interest expense(3)	$14.2	$17.6	$14.0	$29.2	$15.5	$15.4
Capitalized interest(2)	—	3.5	0.2	—	—	—
Amortization of debt issuance costs(4)	25.5
Rentals(5)	7.8	15.5	14.9	14.2	12.2	11.5

	$47.5	$36.6	$29.1	$43.4	$27.7	$26.9

Earnings before income taxes and fixed charges	$707.6	$1,584.0	$1,648.1	$871.8	$934.6	$915.1

Ratio of earnings to fixed charges(6)	14.9	43.3	56.6	20.1	33.7	34.0

(1)
On December 21, 2000, November 5, 1999, January 28, 1999, January 27, 1999, and September 30, 1998, Medtronic acquired PercuSurge, Inc., Xomed Surgical Products, Inc., Arterial Vascular Engineering, Inc., Sofamor Danek Group, Inc., and Physio-Control International Corporation, respectively. These five acquisitions were accounted for under the pooling of interests method of accounting. As such, the ratios of earnings to fixed charges presented above include the effect of the mergers.

(2)
Capitalized interest consists of interest related to the construction of Medtronic's new World Headquarters.

(3)
Interest expense consists of interest on indebtedness.

(4)
Represents the amortization of debt issuance costs incurred in connection with the issuance of the convertible debentures. The debt issuance costs are amortized using the effective interest method.

(5)
Approximately one-third of rental expense is deemed representative of the interest factor.

(6)
Earnings for the six months ended October 26, 2001, the fiscal year ended April 27, 2001 and April 30, 2000, 1999, 1998, and 1997 include net merger, restructuring and other non-recurring charges of $357.0 million (of which $25.5 million is included in interest expense), $347.2 million (of which $8.4 million is included in cost of sales), $13.8 million, $554.1 million (of which $29.0 million is included in cost of sales), $205.3 million (of which $12.9 million is included in cost of sales), and $55.5 million, respectively.

  On a supplemental basis, the ratio of earnings to fixed charges excluding net merger, restructuring, and other non-recurring charges would have been 21.0x, 52.7x, 57.0x, 32.9x, 41.1x, and 36.1x for the quarter ended October 26, 2001, the fiscal years ended April 27, 2001, and April 30, 2000, 1999, 1998, and 1997, respectively.

(7)
In April 2001, Medtronic changed its fiscal year end from April 30 to the last Friday in April.

II–11

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  Exhibit 12.1
MEDTRONIC, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)